October 23, 2024

VIA E-MAIL

Ali R. Olia, Esq.
Ropes & Gray LLP
1211 Avenue of the Americas
New York, NY 11036

Re:    Thornburg ETF Trust
       File Nos. 333-282372 and 811-24005

Dear Mr. Olia:
         On September 27, 2024, you filed a registration statement on Form N-1A for
Thornburg ETF Trust (the    Trust   ) to register shares of Thornburg Core Plus
Bond ETF,
Thornburg Flexible Bond ETF, Thornburg International Core Equity ETF, and Thornburg
International Growth ETF (each a    Fund    and, collectively, the    Funds
). Our comments
are set forth below. For convenience, we generally organized our comments using the headings, defined terms and page numbers from the registration statement. Where
a
comment is made with respect to the disclosure in one location of the filing, it applies to all similar disclosure found elsewhere.
COVER PAGE
1. Please include ticker symbols on the Cover Page.
PROSPECTUS
Thornburg Core Plus Bond ETF - Fund Summary
2. Please provide a completed fee table.
3. Disclosure in the second paragraph on page 4 of the Fund   s principal
investment
   strategy discusses investments denominated in foreign currencies. Please disclose under what circumstances the Fund may invest in foreign issuers or in debt denominated in foreign currencies.
4. The disclosure on page 4 defines "net assets" to include "any borrowings made by the
   Fund for investment purposes". Please revise this disclosure, as well as the disclosure regarding the Fund's 80% policy, to conform to the definition of "assets" under rule
   35d-1(g). Specifically, please revise the 80% policy to reference "net assets, plus the amount of borrowings for investment purposes" and revise the definition of "net assets"
   to exclude borrowings for investment purposes.
5. The disclosure on page 4 states that Thornburg Investment Management, Inc.
   (   Thornburg    or the    Adviser   ) "will generally seek to construct a
portfolio of
   investments with a dollar-weighted average duration that falls within two years of the
 Ali R. Olia, Esq.
October 23, 2024
Page 2

   dollar-weighted average duration of the Fund's benchmark index, the Bloomberg US
   Aggregate Bond Index". Please disclose under what circumstances the Fund will
   deviate more than 2 years from the duration of the Bloomberg US Aggregate
Bond
   Index.
6. The disclosure on page 5 states that Thornburg expects to allocate investments across various fixed income sectors in response to "changing market, financial, economic, and other factors and events that the Fund's portfolio managers believe may affect the values of the Fund's investments". Please more specifically disclose how Thornburg is considering and defining "changing market, financial, economic, and other factors and events".
7. Please more specifically disclose how Thornburg is evaluating domestic and international economic developments and outlooks for securities markets which is
   referenced in the second paragraph on page 5.
8. The principal investment strategy section states that the Fund will invest in bank loans, loan assignments, loan participants and similar obligations. Please include applicable risk disclosure in the principal risk section.
9. The principal investment strategy section states that the Fund will invest in obligations issued or guaranteed by U.S. and non-U.S. governments and their agencies or instrumentalities. Please include applicable risk disclosure in the principal risk section.
10. Please confirm whether securities underlying the Fund are traded outside of
a
    collateralized settlement system. If so, please disclose in the principal risk section that there are a limited number of financial institutions that may act as authorized participants that post collateral for certain trades on an agency basis (i.e., on behalf of other market participants). Please also disclose that, to the extent that those authorized participants exit the business or are unable to process creation and/or redemption orders and no other authorized participant is able to step forward to do so, there may be a
    significantly diminished trading market for the Fund   s shares. In
addition, please note
    that this could in turn lead to differences between the market price of the
Fund   s shares
    and the underlying value of those shares.
11. The principal investment strategy section states that the Fund will invest in emerging markets. Please include applicable risk disclosure in the principal risk section.
12. Please disclose in the principal risk section that, in stressed market conditions, the
    market for an ETF   s shares may become less liquid in response to
deteriorating
    liquidity in the markets for the ETF   s underlying portfolio holdings.
Please also note
    that this adverse effect on liquidity for the ETF   s shares in turn could
lead to wider
    bid/ask spreads and differences between the market price of the ETF   s
shares and the
    underlying value of those shares.
13. Please supplementally identify the broad-based index against which performance will be measured. See Instruction 2 to Item 4 of Form N-1A.





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 Ali R. Olia, Esq.
October 23, 2024
Page 3

Thornburg Flexible Bond ETF     Fund Summary
14. Disclosure in the first paragraph on page 11 states that the Fund will make investments
       from throughout the world   . Please describe how the Fund will invest
its assets in
    investments that are tied to a number of countries throughout the world.
15. The principal investment strategy section states that the Fund will invest in emerging markets, bank loans, loan assignments, loan participants and similar obligations, zero
    coupon bonds and    stripped    securities, and convertible debt
obligations. Please
    include applicable risk disclosure in the principal risk section.
Thornburg International Core Equity ETF     Fund Summary
16. The Fund   s name includes the term    international   . Please expressly
describe how the
    Fund is defining "international". The Fund should describe the specific criteria the
    Fund uses to determine that an investment is tied to a country or region.
17. The Fund's 80% policy refers to investments that provide "exposure to them". Please specifically define "them" in the 80% policy.
18. Please disclose how the Fund is defining "unfavorable market perceptions"
of
    companies on page 18.
19. Please disclose how the Fund is defining "promising companies" on page 18.
20. Will the Fund principally invest in small and mid-cap companies? If yes, please disclose in the principal investment strategy and principal risk sections.
21. Please disclose how the Fund is defining "bottom-up fundamental analysis" on page
    18.
22. The principal investment strategy section states that the Fund will invest in depositary receipts and derivatives. Please include applicable risk disclosure in the principal risk section.
Thornburg International Growth ETF     Fund Summary
23. The Fund   s name includes the term    international   . Please expressly
describe how the
    Fund is defining "international". The Fund should describe the specific criteria the
    Fund uses to determine that an investment is tied to a country or region.
24. The disclosure on page 23 states that the Thornburg International Growth ETF expects to "invest primarily" in equity securities or depositary receipts of non-US developed market issuers..."
       a. Please disclose how the Fund is defining "primarily". We may have additional comments.
       b. Please also disclose how the Fund is defining "non-US developed market issuers".





     Page 3 of 9
 Ali R. Olia, Esq.
October 23, 2024
Page 4

25. The principal investment strategy section states that the Fund will invest in companies
    that have    growth characteristics   . Please include applicable risk
disclosure in the
    principal risk section.
26. The principal investment strategy section states that the Fund will invest in non-U.S.
    developed market issuers, depositary receipts, emerging growth markets, and derivatives. Please include applicable risk disclosure in the principal risk section.
27. The disclosure on page 23 describes a "focused portfolio" as one limited to investing in up to 50 issuers across diversified countries and sectors. However, the principal risk disclosure regarding "focused investment risk" refers to investing in a particular market, industry, sector, or country rather than a limited number of issuers. Please reconcile.
28. Please disclose the Fund   s concentration policy in Item 4 disclosure.
Additional Information     Item 9
29. Per the requirements of Form N-1A, risks disclosed as principal risks in
Item 9
    disclosure should, likewise, be listed in the prospectus    Item 4
disclosure. The same
    applies to principal strategy disclosure (i.e., where a risk is listed as a principal risk, it should correspondingly be disclosed in principal strategy disclosure, as to both Items 4 and 9). Please revise Items 4 and 9 accordingly.
30. The disclosure on page 27 under Item 9 states the following: "[p]lease note that each fund may also use strategies and invest in securities that are not described in this
    Prospectus, but that are described in the Statement of Additional Information (the
    'SAI')". Please revise this disclosure to clarify that the principal strategies of the Funds are reflected in the Prospectus. See Items 4(a) and 9(b) of Form N-1A.
31. The first paragraph under the heading, "Investing in Stocks and Other
Equity
    Securities" identifies various types of equity investments. If such equity investments are part of the principal investment strategies for the Funds, then please ensure all
    equity securities listed are included in each Fund   s' principal
investment strategy
    sections under Item 4. The equity investments identified in this paragraph do not
    appear to align with the equity securities disclosed in each Fund   s Item
4 disclosure
    regarding their principal investment strategies.
32. There is a reference to the "International Equity ETF" in the third, fourth and fifth paragraphs under "Investing in Stocks and Other Equity Securities" starting on page
    27, and multiple places later in the disclosure. However, the
International Equity
    ETF    is not located in the prospectus. Please revise throughout the document to
    reference the appropriate Fund.
33. The disclosure on page 27 in the fifth paragraph states that the International Equity and
    International Growth ETFs may invest in securities that exhibit the characteristics of
    "predictable growth; predictable profitability; predictable cash flow; or predictable levels of dividends". Please disclose how the Funds are defining "predictable" and
    supplementally explain how use of the term    predictable    is not
misleading.




        Page 4 of 9
 Ali R. Olia, Esq.
October 23, 2024
Page 5

34. Disclosure on page 27 in the sixth paragraph states that the International Equity ETF and International Growth ETF may invest in issuers that operate in industries which are newer than issuers in "the other two categories discussed above". Please clarify what the "other two categories" is referring to throughout this paragraph.
35. Under the heading    General Risks of Equity Securities    on page 28, the
disclosure
    indicates that the Fund may "invest in a company's equity securities through an initial
    public offering ("IPO"). Please disclose such investments in the Fund   s
Item 4
    principal strategy section and principal risk sections, as applicable.
36. Under the heading    Risks of Investing in Publicly Traded Real Estate
Investment
    Trusts (   REITs   )    on page 30, the disclosure indicates that the Fund
may invest in
    REITs. Please disclose such investments in the Fund   s Item 4 principal
strategy section
    and principal risk sections, as applicable.
37. Under the heading    Developing Country Risks    on pages 34-35, the
disclosure
    indicates that the Fund may invest in developing countries. The disclosure also includes separate risk disclosure about investments in China. Please disclose such
    investments in the Fund   s Item 4 principal strategy section and principal
risk sections,
    as applicable.
38. Disclosure under the heading    Developing Countries Risk    contains
inconsistent
    descriptions regarding how Thornburg is defining developing countries. For example, the disclosure states that Thornburg considers developing countries to include most
    Asian nations. However, Thornburg also considers whether the issuer is a developing country if the country is included in the MSCI Emerging Markets Index, and there is separate disclosure indicating that Thornburg designates a number of countries outside of Asia as developing countries. Please clarify and reconcile.
39. Under the heading    Risks of Debt Issued by Foreign Governments    on page
35, the
    disclosure indicates that the Fund may invest    in debt issued by foreign
governments   .
    Please disclose such investments in the Fund   s Item 4 principal strategy
section and
    principal risk sections, as applicable.
40. The disclosure on pages 36-37 indicates that the Fund may invest in municipal
    obligations and municipal leases. Please disclose such investments in the
Fund   s Item 4
    principal strategy section and principal risk sections, as applicable.
41. The disclosure on page 39 indicates that the Fund may invest in REMICs.
Please
    disclose such investments in the Fund   s Item 4 principal strategy section
and principal
    risk sections, as applicable.
42. The disclosure on page 40 indicates that the Fund may engage in short selling.
       a. Please disclose any short-selling strategy in the Fund   s Item 4
principal strategy
          section and principal risk sections, as applicable.
       b. Please also include fees associated with short selling in the fee table.
43. The disclosure on page 42 indicates that the Fund may invest in other investment companies.



     Page 5 of 9
 Ali R. Olia, Esq.
October 23, 2024
Page 6

       a. Please disclose such investments in the Fund   s Item 4 principal
strategy section
          and principal risk sections, as applicable.
       b. If the fees and expenses incurred indirectly by the Fund as a result of
          investments in shares of one or more acquired funds exceed one basis point of average net assets of the Fund, then please disclose in the fee table.
44. Please disclose, if applicable, that the Fund may, from time to time, take temporary defensive positions that are inconsistent with the Fund's principal investment strategies, as well as the effects of taking such temporary defensive positions. See Form N-1A,
    Item 9(b)(1), Instruction 6.
45. Section 11.2 of the Declaration of Trust includes an exclusive forum provision for shareholder claims to be brought in state and federal courts in the Commonwealth of
    Massachusetts.
       a. Please disclose in an appropriate location in the Prospectus this provision and corresponding risks of such a provision (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum). We note that such disclosure is currently located in the Statement of Additional Information
          (   SAI   ).
       b. Please also disclose in an appropriate location in the Prospectus that there is a question regarding the enforceability of this provision since the Securities Act
          of 1933 (   Securities Act   ) and Investment Company Act of 1940 (
1940 Act   )
          permit shareholders to bring claims arising from these Acts in both state and federal courts.
STATEMENT OF ADDITIONAL INFORMATION
General Information About the Trust
46. On page 3, in the eighth paragraph, please more specifically disclose that there is a question regarding the enforceability of the exclusive forum provision in the
    Declaration of Trust since the Securities Act and l940 Act permit shareholders to bring claims arising from these Acts in both state and federal courts.
47. Please revise the heading    Temporary Investments    on page 28. An
investment is made
    pursuant to a principal strategy, non-principal, or as a temporary defensive position strategy. See Item 16 of Form N-1A.
Investment Limitations
48. Investment Limitation 4 refers to a "single industry". Please also add "group of industries" to this Limitation. See section 8(b) of the 1940 Act.
49. Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure to clarify that the
    Fund will consider the investments of its underlying investment companies when
    determining the Fund   s compliance with its concentration policies.



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 Ali R. Olia, Esq.
October 23, 2024
Page 7

50. If any of the Funds will be concentrated in a particular industry or group of industries,
    please revise each of these Fund   s concentration policy to state that the
Fund will
    concentrate in that industry or group of industries.
51. Under the Fund   s concentration policy disclosed in its Investment
Limitations, the
    Fund states that it does not consider asset-backed securities to represent interests in any
    industry or group of industries. Staff believes that the Fund   s position
as currently
    worded conflicts with Section 8(b)(1)(E) of the 1940 Act by allowing the Fund to reserve freedom of action to concentrate. The staff does not believe that it is consistent with Section 13(a) of the 1940 Act to categorically exclude asset-backed securities from counting as investments in any industry or group of industries, because
    concentrated investments in those securities can expose investors to risks common to one industry. Staff takes the position that every investment - other than investments in government securities, domestic bank deposit instruments or tax-exempt securities issued by governments or their political subdivisions (excluding private activity municipal debt securities) - is an investment in some industry or group of industries.
    Accordingly, a fund must determine which industry classification, or classifications reasonably apply with respect to each asset-backed security issuance for concentration purposes. Toward this end, the Fund could consider, the nature of an asset-backed
    security   s underlying receivables (e.g., auto loans, aircraft leases, etc.) to determine its
    industry classification for purposes of the Fund   s concentration policy.
A Fund could
    also reasonably choose to classify its non-mortgage related asset-backed security investments in a single industry for concentration purposes. Please revise this description in the SAI to conform to this position and make any necessary conforming changes to the principal strategies section of the prospectus.
52. Please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a nongovernmental entity in order to determine the industry to which the
    investments should be allocated when determining the Fund   s compliance
with its
    concentration policies.
Management
53. Please include the principal occupation of the Trustees during the past five years with their corresponding dates. See Item 17, Form N-1A.
Investment Adviser
54. Please supplementally confirm whether any of the Funds will utilize the services of a sub-adviser. We may have additional comments.
Underwriting and Distribution Services
55. Disclosure under the heading "12b-1 Distribution Plan" on page 41 of the SAI is bracketed. Please supplementally explain if the Fund intends to include this disclosure.





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 Ali R. Olia, Esq.
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Page 8

Creation and Redemption of Creation Units
56. In the third paragraph under the heading "Acceptance of Orders for Creation Units" on page 46 of the SAI, please delete the statement that the Fund reserves the absolute
    right to reject or suspend creations, including if    (iv) the acceptance
of the basket
    would have certain adverse tax consequences; and (vi) the acceptance of the basket would otherwise, in the discretion of the Fund, have an adverse effect on the Fund or
    the rights of the Fund   s Beneficial Owners    .
PART C
Item 28 - EXHIBITS
57. Article 11, Section 11.3(b) of The By-Laws of Thornburg ETF Trust (
By-Laws   )
    states that    [a]ny decision by the Trustees to bring, maintain or settle
(or not to bring,
    maintain or settle) such court action, proceeding or claim, or to submit the matter to a
    vote of shareholders, shall be binding upon the shareholders.    Please
revise this
    provision to state that it does not apply to claims arising under the federal securities laws and please disclose in an appropriate location in the prospectus that it does not apply to federal securities law claims.
58. Section 5.2 of the By-Laws appears to permit indemnification of a Covered Person if the majority of the disinterested Trustees makes certain findings. Please explain how this provision complies with section 17(h) of the 1940 Act.
59. Article III, Section 9 (   Derivative Claims   ) of the Agreement and
Declaration of Trust
    of the Thornburg ETF Trust states that    [a]ny decision by the Trustees to
bring,
    maintain or settle (or not to bring, maintain or settle) such court action, proceeding or claim, or to submit the matter to a vote of Shareholders, shall be made by the Trustees in their business judgment and shall be binding upon the Shareholders. Please revise this provision to state that it does not apply to claims arising under the federal securities laws and please disclose in an appropriate location in the prospectus the provision and that it does not apply to federal securities law claims.
60. Please confirm the Fund will file a fidelity bond under Form 40-17G.
61. Please confirm that the legality opinion to be filed as exhibit (i) will be consistent with
    Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered
Offerings
    (October 14, 2011).
62. Please include indemnification provisions required under Rule 461(c) under the
    Securities Act and    17(h) and (i) under the 1940 Act.
63. Please include the undertaking required by Rule 484(b)(3) under the Securities Act.
Signature Page
64. Please include the signature of the principal accounting officer. See
Section 6(a) of the
    Securities Act.





      Page 8 of 9
 Ali R. Olia, Esq.
October 23, 2024
Page 9

ACCOUNTING COMMENTS
65. Please provide an estimate of organization and offering expenses and confirm that they will be included in Other Expenses in the fee table.
66. Please enhance the disclosure in the section of the SAI addressing Financial Statements and Item 35 to undertake to file an amendment to the registration statement containing financial statements and an accompanying consent showing the initial capital received
    pursuant to the Trust   s reliance on Section 14(a)(3).
GENERAL COMMENTS
67. Please supplementally explain whether any of the Funds will invest through any entity that: (1) is primarily controlled by the Fund; and (2) primarily engages in investment activities in securities or other assets. We may have additional comments.
68. We note that many portions of your filing are incomplete or to be updated by
    amendment (e.g., fee tables, financial statements, information regarding Trustees,
    auditor   s report, consent). Further, a full financial review must be performed prior to
    declaring the registration statement effective. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on supplemental information supplied, or on exhibits added in any pre-effective amendment.
69. Please advise us if you have submitted or expect to submit any exemptive applications or no-action requests in connection with your registration statement.
70. Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.
In closing, we remind you that the Trust and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
                                       * * * * *
        If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-6478.
                                                               Sincerely,

                                                             /s/ Ashley
Vroman-Lee

                                                             Ashley Vroman-Lee
                                                             Attorney-Adviser
cc:    Michael Spratt, Assistant Director
       Thankam Varghese, Branch Chief




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